VIA EDGAR

September 12, 2018

Mr. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	FSI Low Beta Absolute Return Fund (“Fund”)

File No. 811-22595 / 333-207185

Dear Ms. Rossotto:

This letter confirms our receipt of oral comments from you on July 19, 2018 to the Fund’s preliminary proxy on Schedule 14A (the “Proxy”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2018 (accession number 0001398344-18-009977). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the Proxy.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Proxy.

Comments/Questions Posed and Our Responses:

COMMENT 1. What is the legal basis for allowing the sub-adviser to continue to manage assets of the Fund after termination of the sub-advisory agreement?

RESPONSE 1. The Fund would have preferred to enter into an interim contract with the sub-adviser pursuant to Rule 15a-4 (the “Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”). However, because the sub-adviser or a controlling person of the sub-adviser received a benefit from the transaction, the Rule requires that the interim contract be approved by the Fund’s Board of Trustees at an in person meeting held prior to the termination of the sub-advisory agreement. Unfortunately, the Fund was unable to satisfy the requirements of the Rule as due to scheduling difficulties and geographic considerations (the Trustees are located in the Midwest, Northeast and the South), the Board was unable to convene an in-person meeting and make the necessary findings for an interim agreement to be put in place under the Rule between the time of the announcement of the pending change-in-control acquisition (the “Transaction”) of the Fund’s sub-adviser, Meritage Capital, LLC (“Meritage” or “sub-adviser”) by Brown Advisory, Inc. (“Brown”)1 and before the contract was terminated by the Transaction.

September 12, 2018

Faced with this situation, Fund Management considered but rejected a number of options in deciding how best to proceed. First, they rejected the idea of hiring a new sub-adviser to manage the assets managed by Meritage (“Allocated Assets”) because such an action would require both an in-person meeting of the Board to approve the new sub-adviser subject to shareholder approval and a shareholder vote to approve the new sub-advisory relationship. Such actions also could not have been accomplished before the Transaction occurred.

Second, Fund Management considered having the Adviser take over responsibility for managing the Allocated Assets directly, either by taking over responsibility for managing the Allocated Assets or by liquidating the Allocated Assets and reinvesting them in a strategy that the Adviser was comfortable managing directly. This approach was rejected because (a) the Adviser was not totally comfortable that it has the specialized expertise to manage the Allocated Assets in the same style that Meritage had managed them; (b) there was concern that, because the Allocated Assets were primarily invested in hedge funds, which typically do not allow its investors to transfer its shares, changing the party managing the investment from Meritage to the Adviser might be considered an impermissible transfer and not allowed; and (c) with respect to the liquidation and reinvestment option, there was concern that an expeditious liquidation of the Allocated Assets would not be possible because hedge funds only allow redemptions on a quarterly basis and have lengthy notice periods for redemptions, and because such investments may also be subject to limitations on the amount of money that can be redeemed on a quarterly basis.

Third, Fund Management also considered having the Fund’s other sub-adviser take over responsibility for managing the Allocated Assets directly, either by taking over responsibility for managing them directly or by liquidating those assets and reinvesting them in a strategy that the other sub-adviser was comfortable managing directly. They rejected that approach for the same reasons that they rejected the idea of the Adviser assuming responsibility for managing the Allocated Assets directly

Having rejected these alternative approaches, the Fund determined that it would be in the best interests of Fund shareholders to allow Meritage to continue to manage the Allocated Assets, without compensation, and to seek a shareholder vote as soon as possible to approve a new sub-advisory agreement with Meritage. In making this determination, the Fund noted that shareholders would not be disadvantaged because the sub-adviser’s fee is paid by the Adviser from the fee that the Adviser receives from the Fund, and because the sub-adviser would only be paid for its services if approved by shareholders.

1	Following the Transaction, the sub-adviser has continued to do business under the Meritage name.

September 12, 2018

We note that the SEC did not object and allowed a proxy vote to approve an advisory contract and retroactive fees in a similar situation where the advisory agreement for a mutual fund terminated because of the adviser’s failure to renew the adviser’s SEC registration, and the adviser had continued to manage the fund without an agreement. (See proxy and related correspondence filed on EDGAR on August 18, 2011 and July 22, 2011, respectively); https://www.sec.gov/Archives/edgar/data/1071873/000116204411000762/mp63def14a201108.htm; https://www.sec.gov/Archives/edgar/data/1071873/000116204411000629/filename1.htm.

COMMENT 2. What is the legal basis for asking shareholders to approve retroactive payment of fees to the sub-adviser?

RESPONSE 2. As discussed above in Response 1, the Fund’s preference would have been to enter into an interim contract with the sub-adviser pursuant to the Rule, with compensation to be placed in escrow and paid to the sub-adviser if approved by shareholders. Since that was not possible, the Fund decided that the best course of action would be for the sub-adviser to continue to manage the Allocated Assets and to instruct the Adviser not to pay the sub-adviser any fees subsequent to the termination of the sub-advisory agreement, absent shareholder approval. Since this payment would be made by the Adviser and not the Fund, shareholders would not be harmed. Since the sub-adviser is continuing to provide services to the Fund, it seems fair and equitable to allow shareholders, assuming they approve the new sub-advisory agreement with Meritage, to also approve a retroactive payment from the Adviser for the services that Meritage provided without compensation. We also note the possibility that Meritage could seek to recover from the Adviser for the services that Meritage provides during this period under a quantum meruit theory, irrespective of whether shareholders approve the retroactive payment. We further note that the SEC Staff, in granting an exemptive order from the provisions of Section 15(a) of the 1940 Act in Investors Diversified Services, Inc., et al. (File No. 812-4447) (May 7, 1979), stated that the directors of an investment company may request shareholders approve the retroactive payment of fees to an investment adviser. Finally, as we note above, the SEC staff did not object to allowing shareholders to approve retroactive fee payments in a similar situation where a mutual fund sought retroactive payment for an adviser whose agreement terminated when it failed to renew its SEC registration and the adviser continued to manage the fund without an agreement. (See proxy and related correspondence filed on EDGAR on August 18, 2011 and July 22, 2011, respectively); https://www.sec.gov/Archives/edgar/data/1071873/000116204411000762/mp63def14a201108.htm https://www.sec.gov/Archives/edgar/data/1071873/000116204411000629/filename1.htm.

COMMENT 3: If the terms of the New Agreement are the same as the terms of the Prior Agreement, please disclose that upfront.

RESPONSE 3: The requested change has been made.

COMMENT 4: Please use plain English and avoid defining terms multiple times.

RESPONSE 4: The requested change has been made.

September 12, 2018

COMMENT 5: Please delete, “including a broker who may hold Units on your behalf” in the third paragraph of the shareholder letter as brokers don’t have the right to vote in this proxy.

RESPONSE 5: The requested change has been made.

COMMENT 6: Please revise the last sentence on page 2 as Proposal 1 has not been introduced yet.

RESPONSE 6: The requested change has been made.

COMMENT 7: Please simplify the last paragraph on page 2 and first 3 paragraphs on page 3 as they include too much detail for the shareholder letter.

RESPONSE 7: The requested change has been made.

COMMENT 8: In the fifth paragraph on page 3, please clarify that there are no new fees, why the approval is needed and explain what is going on.

RESPONSE 8: The requested change has been made.

COMMENT 9: Please move the section discussing change of control from the questions and answers to the shareholder letter.

RESPONSE 9: The requested change has been made.

COMMENT 10: Please clarify in the Discussion of Proposal 1 that the New Agreement will have no impact on the operations of the Fund and will not affect the investment strategies of the Fund.

RESPONSE 10: The requested change has been made.

COMMENT 11: Please list the Fund’s portfolio manager in the Discussion of Proposal 1

RESPONSE 11: The requested change has been made.

COMMENT 12: Please delete the reference to the other registered fund for which the sub-adviser provides services.

RESPONSE 12: The requested change has been made.

COMMENT 13: In the Terms of the Prior and New Agreements section, state that the fees are the same under both agreements.

RESPONSE 13: The requested change has been made.

September 12, 2018

COMMENT 14: In the Terms of the Prior and New Agreements section, state that the provisions concerning liability are the same under both agreements.

RESPONSE 14: The requested change has been made.

COMMENT 15: In the Terms of the Prior and New Agreements section, provide examples of courses of action that the Board might take if the New Agreement is not approved by shareholders.

RESPONSE 15: The requested change has been made.

COMMENT 16: In the Approval of Payment to Sub-Adviser of Accrued Sub-Advisory Fees from May 3, 2018 section, provide examples of courses of action that the Board might take if the retroactive payment is not approved by shareholders.

RESPONSE 16: The requested change has been made.

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Thank you again for your comments to the proxy for the Fund. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence